Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Claude Resources Inc. Intercepts 14.98 Grams of Gold per Tonne Over 4.7
            Meters True Width

            <<
            Trading Symbols
            TSX - CRJ
            NYSE Amex - CGR
            >>

            SASKATOON, May 19 /CNW/ - Claude Resources Inc. (CRJ-TSX; NYSE Amex-CGR)
today reports highlights from its continuing 2009 underground in-fill and exploration program at the Company's Seabee Mine. Highlights from table below include:

            <<
            -   14.25 grams per tonne of gold over 1.1 meters true width
                (hole U09-626).
            -   14.98 grams per tonne of gold over 4.7 meters true width
                (hole U09-630).
            -   10.23 grams per tonne of gold over 1.8 meters true width
                (hole U09-022).
            -   8.99 grams per tonne of gold over 1.9 meters true width
                (hole U09-023).

            -------------------------------------------------------------------------
                                                                    Au     Au   TRUE
            HOLE         FROM    TO   LENGTH      MIDPOINT         (g/T)  (g/T) WIDTH
            No.    ZONE   (m)    (m)   (m)      COORDINATES (m)   (uncut) (cut)  (m)
                                            ----------------------
                                             NORTH    EAST   ELEV.
            -------------------------------------------------------------------------
            U09-616  2b  119.2  123.4  4.2  1194.4   974.6  -563.6   6.83   6.83  1.8
            -------------------------------------------------------------------------
            U09-623  2c  189.0  195.4  6.4  1204.4   862.4  -606.1  20.86   6.29  1.8
            -------------------------------------------------------------------------
            U09-626  2b  110.9  114.0  3.1  1224.6   873.6  -502.9  14.35  14.25  1.1
            -------------------------------------------------------------------------
            U09-630  2c  119.4  130.1 10.7  1209.4   870.4  -513.5  23.42  14.98  4.7
            -------------------------------------------------------------------------
            U09-632  2c   76.4   79.9  3.5  1203.6   925.6  -494.5   6.98   6.98  2.4
            -------------------------------------------------------------------------
            U09-002  2b   89.7   92.1  2.4  1126.0  1521.4  -288.0  11.53   6.37  2.1
            -------------------------------------------------------------------------
            U09-008  2c   74.5   75.5  1.0  1134.2  1587.9  -327.1   9.12   9.12  0.8
            -------------------------------------------------------------------------
            U09-008  2b   90.4   95.0  4.6  1118.7  1596.0  -324.5   4.02   4.02  3.7
            -------------------------------------------------------------------------
            U09-010  2b  112.5  116.6  4.1  1125.9  1591.0  -259.4   7.65   7.65  2.6
            -------------------------------------------------------------------------
            U09-010  19v 151.6  156.0  4.4  1099.9  1603.8  -233.2   7.40   7.40  3.3
            -------------------------------------------------------------------------
            U09-022  2b  193.4  198.3  4.9  1118.6  1573.7  -516.0  12.92  10.23  1.8
            -------------------------------------------------------------------------
            U09-023  2b  210.7  217.4  6.7  1127.4  1568.0  -539.8   8.99   8.99  1.9
            -------------------------------------------------------------------------
            >>

            Vice-President, Mining Operations, Philip Ng, P.Eng., stated that, "These intercepts being reported today continue to extend as well as better define the gold mineralization at Seabee Deep. The close proximity of the 2c Zone will positively impact the head grade delivered to our central milling facility at the Seabee Mining Camp for the remainder of 2009, as lateral development into this higher grade ore shoot has commenced."
            In 2009, Claude Resources Inc. forecasts to produce from its satellite deposit at Santoy 7 as well as the Seabee Mine. In addition, the Company plans on continuing with an underground bulk sample program at Porky West and pending environmental approval and permits, to move Santoy 8 towards commercial production. For 2009, there are 35,000 meters of surface and underground diamond drilling planned at Seabee and its satellite deposits.
            Longitudinal sections of the Seabee Mine are available on Claude's website at www.clauderesources.com.

            Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 meters while the maximum was 1.0 meter. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice
President - Mining Operations and Brian Skanderbeg, P.Geo., Vice President
Exploration, Qualified Person, have reviewed the contents of this news release for accuracy.

            Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets. The
Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 845,000 ounces of gold from its Seabee Camp in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

            CAUTION REGARDING FORWARD-LOOKING INFORMATION

            This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

            %SEDAR: 00000498E          %CIK: 0001173924

            /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Philip Ng, Vice President, Mining Operations, Phone: (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
            (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:57e 19-MAY-09